Exhibit 99.1

April 15, 2020

Globant Raises Revenue Outlook for First Quarter 2020 and Withdraws Full Year 2020 Guidance due to COVID-19 Uncertainties

Luxembourg / April 15, 2020 - Globant (NYSE: GLOB), a digitally native technology services company, today announced that it expects first quarter 2020 revenues to be at least $190 million, implying at least 30.0% year-over-year growth, and that it continues to expect first quarter 2020 adjusted diluted EPS to be at least $0.62. At the same time, Globant announced that it is withdrawing its full year 2020 guidance due to the current uncertainty resulting from the outbreak of the COVID-19 pandemic. In this respect the Company mentioned that, while its business outlook, cash and liquidity position remains strong, it considers that the ongoing uncertainty as to the impact of the pandemic on global economic conditions makes it difficult to predict full year 2020 results with sufficient accuracy.

Globant has been monitoring government actions taken to curb the spread of the virus very closely and has rapidly responded to ensure business continuity since early days, taking concrete measures designed to ensure the health and safety of its Globers and its business.

The Company created a committee that is leading all its efforts to secure business continuity, including moving more than 99.5% of its employees to working from home, without disrupting operations while maintaining its unique culture with diverse virtual initiatives.

In addition, Globant has been and continues to be very active in helping communities better deal with this challenging situation. The Company is doing this through various volunteering projects, including the development of a series of applications and tools that it is donating to governments and institutions, deploying different courses and trainings aimed at helping schools become digital and printing medical supplies with 3D printers.

Globant has also created specific service offerings to guide companies as they face the new reality. Globant’s Augmented Collaboration approach aims to deploy Artificial Intelligence as a propeller of decentralized teams. The suite includes StarMeUp OS to promote internal culture and employee engagement, Augmented Coding to improve developers’ performance, and Agile Pods to increase productivity. Also, Globant’s Business Continuity approach provides insights that are meant to help organizations create the right strategy to remain at the forefront of users' expectations.

To access the complete list of programs, donations and service offerings implemented by the Company to help communities and companies face this situation, visit https://takingcare.globant.com.

The Company is strongly positioned as a pure digital player to lead the way by helping organizations adapt to this new environment. The current situation will create new opportunities as it pushes companies to reinvent themselves and move further into their digital and cognitive transformation. As a leader in this arena, Globant is extremely well placed to partner with companies and lead this path.

“During these challenging times, Globant will continue taking good care of its employees, partnering with our customers and vendors, and assisting the communities where we operate”, stated Martin Migoya, Globant CEO and co-founder.

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 11,800 employees and we are present in 17 countries working for companies like Google, Southwest Airlines, EA and BBVA, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord (2019).

For more information, visit www.globant.com

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the Covid-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Paula Conde & Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant